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03002054

RECEIVED FEB 26 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 181

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARTER OAK ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 Highland Avenue
(No. and Street)

Cheshire (City) CT (State) 06410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Federico & Sette P.C. (Michael Federico)
(Name – *if individual, state last, first, middle name*)

2690 Whitney Ave. (Address) Hamden (City) CT (State) 06518 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Malik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Oak Asset Management, Inc., as of 12-31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Louise N. Ferguson Term expires 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2002

Federico & Sette, P.C.
MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

Independent Audit Report

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

We have audited the accompanying balance sheet of Charter Oak Asset Management, Inc. as of December 31, 2002 and the related statements of income, comprehensive income, and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Oak Asset Management, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and pursuant to Section 17a-5(d) of the National Association of Securities Dealers, Inc.

February 21, 2003

CHARTER OAK ASSET MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets:		
Cash	$ 57,888	
Total Current Assets		$ 57,888
Fixed Assets:		
Office Equipment	25,494	
Furniture & Fixtures	22,503	
Total Fixed Assets	47,997	
Less: Accumulated Depreciation	(33,341)	
Fixed Assets - Net		14,656
Other Assets:		
Investments - Note 7	15,000	
Security Deposits	1,709	
Total Other Assets		16,709
TOTAL ASSETS		$ 89,253

EXHIBIT A

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable	$ 6,812	
Total Liabilities		6,812
Stockholder's Equity:		
Common Stock - no par, 5,000 shares authorized, 2,100 shares issued and outstanding	7,000	
Retained Earnings	75,441	
Total Stockholder's Equity		82,441
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 89,253

See Accompanying Notes to Financial Statements.

EXHIBIT B

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF INCOME, COMPREHENSIVE INCOME, AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Services	$ 434,571
General & Administrative Expenses	422,568
Operating Income	12,003
Other Income & (Expense):	
Dividend Income	1,679
Depreciation Expense	(3,626)
Net Income	10,056
Other Comprehensive Income:	
Unrealized Holding Loss - Note 7	(3,900)
Comprehensive Income	6,156
Retained Earnings - January 1, 2002	69,285
Retained Earnings - December 31, 2002	$ 75,441

See Accompanying Notes to Financial Statements.

EXHIBIT C

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net Income - Exhibit B	$ 10,056
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation	3,626
Increase in Accounts Payable	2,844
Net Cash Flows Provided by Operating Activities:	16,526
Net Increase in Cash	16,526
Cash and Cash Equivalents - January 1, 2002	41,362
Cash and Cash Equivalents - December 31, 2002	$ 57,888

Supplemental Disclosure of Cash Flow Information

Cash Paid for Income Taxes	$ 0

See Accompanying Notes to Financial Statements.

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization:

Charter Oak Asset Management, Inc. was organized and incorporated on February 27, 1987. The Corporation's stock is wholly owned by Robert Malik. The Company is engaged in providing investment advice to the general public.

2. Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and those differences may be material.

Fixed assets are stated at historical cost. Depreciation is computed utilizing the straight line method over the assets estimated useful life.

For the purpose of the statement of cash flows the Company considers cash in its operating accounts as cash and cash equivalents.

Advertising and or promotion costs, which are included in general and administrative expenses, are expensed as incurred.

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS

3. <u>Income Taxes:</u>

The Company has elected to be taxed as a Subchapter "S" Corporation under Section 1362 in The Internal Revenue Code. This section provides that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income.

4. <u>Net Capital Requirements:</u>

The Company is subject to the NASD net capital rule, Section 17A-5(d), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $ 62,668 which was $ 57,668 in excess of its required net capital of $5,000.

5. <u>SEC Rule 15c3-3 Exemption:</u>

Charter Oak Asset Management, Inc. claims an exemption from Securities and Exchange Commission Rule 15c3-3 as a result of its limited business activities as a Broker Dealer as outlined at Rule 15c3-3(k)(1)*i,ii,and iii*.

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS

6. Leasing Arrangements:

The Company operates from office space located at 1520 Highland Avenue, Cheshire, Connecticut. The lease is a three year lease that is renewable for an additional two year period. The Company elected to exercise its option to renew its lease through September 2003. The Company is currently paying rent at the base rent of $1,773 per month. Rent expense for the year ended December 31, 2002 was $ 21,280.

The future minimum lease payments for the above noted lease for the years following December 31, 2002 are as follows:

For the year ending December 31,	Amount
2003	$ 14,184

7. Investments & Comprehensive Income:

The amount presented here, namely $15,000, represents the carrying value of 1500 shares of NASDAQ Stock Market, Inc. The original purchase price was $18,900. The $3,900 reduction in carrying value represents the unrealized loss on market value. This loss has been recognized in accordance with FAS 130, Reporting Comprehensive Income.

The Company has adopted the provisions of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" in the current year. FAS 130 governs the financial statement presentation of changes in retained earnings from non-shareholder sources. Other comprehensive income or loss reported in these financial statements represents the unrealized loss on available for sale securities.

8. <u>Pension Plan:</u>

The Company has instituted a Simplified Employee Pension for all eligible employees. The contribution to the plan for the year ended December 31, 2002 is $44,591.

Federico & Sette, P.C.
MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTAL INFORMATION

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional data included in the following schedules are presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2003

SCHEDULE B-1

CHARTER OAK ASSET MANAGEMENT, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED
DECEMBER 31, 2002

Broker Dealer Dues & Fees	$ 1,209
Research and Product Development	3,551
Auto Expense	2,991
Computer Supplies	422
Donations	14,473
Dues & Fees	820
Equipment Rental & Maintenance	2,296
Insurance	13,093
Legal & Accounting	5,077
Office Expenses	11,698
Pension Expense	44,591
Software	162
Rent	21,280
Salaries	282,956
Subscriptions	2,659
Taxes - Payroll	11,577
Taxes - Other	599
Telephone & Utilities	3,114
Total General & Administrative Expenses	$ 422,568

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Total Ownership Equity	$ 82,441
Total Non-Allowable Assets	(16,365)
Net Capital Before "Haircuts"	66,076
Less: "Haircuts"	
2% of Money Market Funds & Invest.	(3,408)
Net Capital	$ 62,668

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2002

A.	Minimum Net Capital Required (Based on Aggregate Indebtedness 6.67% of AI)	$ 454
B.	Minimum Dollar Requirement	5,000
	Net Capital Requirement: Greater of A or B	5,000
	Excess Net Capital	57,668
	Excess Net Capital @ 1000% (Net Capital - 10% of AI)	62,668
	Total AI Indebtedness (AI Liabilities from Balance Sheet)	$ 6,812

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL CONTROL

Federico & Sette, P.C.
Michael J. Federico, C.P.A.
Lynn V. Sette, C.P.A.

To the Board of Directors
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

In planning and performing our audit of the financial statements, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. We noted no certain matters involving the internal control structure and its operation that we considered to be reportable conditions under standards established by the American Institute of Certified Public Accountants.

Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgement, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure and its operation that we consider to be a material weakness.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

This report is intended for the information of the management of Charter Oak Asset Management, Inc. and the National Association of Securities Dealers, Inc.

February 21, 2003